UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2019 (Report No. 4)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND

 SCHEDULE FOR ANNOUNCEMENT OF Q1 2019 FINANCIAL RESULTS

On May 23, 2019, Safe-T Group Ltd. (“Safe-T” or the “Company”) held its Extraordinary General Meeting of Shareholders (the “EGM”). The notice of the EGM and proxy statement for the EGM (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on April 11, 2019 and is incorporated herein by reference. All of the proposals set forth in the Proxy Statement were approved at the EGM.

Following said approval of the proposals at the EGM, the Company expects to announce its financial results for the period ended March 31, 2019 by the end of June 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: May 23, 2019

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